FOR IMMEDIATE RELEASE

Cimatron Ltd Reports 2004 Second Quarter Results
Revenues of $6.11 Million (record since Q4 2001)
Net Income Increased Significantly over First Quarter 2004

Givat Shmuel, Israel, – August 10, 2004– Cimatron Limited (NASDAQ: CIMT), a global provider of CAD/CAM solutions for the tooling industry, today announced financial results for the second quarter ending June 30, 2004.

Revenues for the second quarter of 2004 rose to a record (since Q4 2001) $6.11 million compared to $5.37 million in the first quarter of 2004 (growth of 14%), and compared to $5.57 million in the second quarter of 2003 (growth of 9.6%).

Net income for the quarter was $0.2 million compared to $11K net income in the first quarter.

The company attained operating income of $61K, as opposed to operating loss of $78K in the first quarter, and to operating income of $6K in the same quarter last year. The quarterly gross profit grew to $4.87 million (80% of revenues), compared to a gross profit of $4.26 million (79%) in the previous quarter and $4.38 million (79%) in the second quarter of 2003.

Commenting on the second quarter results, Zvika Naggan, President and Chief Executive Officer of Cimatron, stated, “During this quarter we achieved solid growth in revenues and net income, as well as in gross and operational profit. We attribute the quarterly growth to substantial revenues coming from Asia, market acceptance of the Cimatron E 5.1 product offering, and our professional services.

We continue to see broad market appreciation of our best-in-class MoldDesign application, which contributed to the increase of Cimatron E seats sold this quarter. Our revenues in Asia grew by approximately 20% compared to the last quarter, and represent 19% of our overall sales.

Due to strong seasonality in our industry, we do not expect to see the same results in the third quarter. The accumulative results from the beginning of the year lead us to believe that our annual results will increase compared to 2003. We will continue to reinforce the Cimatron E market-positioning, as the product enabling toolmakers worldwide to achieve the shortest delivery time, with the broadest coverage of their tooling jobs, while being adaptive to their specific processes and standards.

Our powerful MoldDesign application will be further enhanced in Cimatron E 6 to support all types of injection mold layouts, along with concurrent engineering and an improved decision support system. Cimatron E 6 will be released towards the end of 2004.”

About Cimatron

Cimatron Ltd. (NASDAQ: CIMT) is a leading provider of integrated CAD/CAM solutions dedicated for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with over 17,500 installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s leading CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.

Company Contact
Eli Gendler, CFO
Cimatron Ltd.
972-3-531-2121
elig@cimatron.com

This press release includes forward looking statements, within the meaning of the PRIVATE SECURITIES LIGIGATION REFORM ACT OF 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

[Financial Tables Follow]

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30,	March 31,

	2004	2004

	(Unaudited)	(Unaudited)
ASSETS
Total cash, cash equivalents and short-terms investments	$10,581	$10,258
Other current assets	6,755	6,933

Total current assets	17,336	17,191

Deposits with insurance companies and severance pay fund	3,024	2,855

Net property and equipment	1,076	1,002

Other assets	1,992	2,092

Total assets	$23,428	$23,140

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	$6,505	$6,415

Accrued severance pay	3,366	3,239

Total shareholders’ equity	13,557	13,486

Total liabilities and shareholders’ equity	$23,428	$23,140

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended		Six months ended

	June 30,		June 30,
	2004	2003	2004	2003

	(Unaudited)		(Unaudited)

Total revenue	6,107	5,570	11,477	10,672

Total cost of revenue	1,238	1,188	2,344	2,350

Gross profit	4,869	4,382	9,133	8,322

Research and development expenses, net	1,309	1,378	2,553	2,755

Selling, general and administrative expenses	3,499	2,998	6,598	5,978

Operating income (loss)	61	6	(18)	(411)

Net income (loss)	$202	$220	$212	$1

Net income (loss) per share	$0.03	$0.03	$0.03	-

Weighted average number of shares outstanding	7,835	7,835	7,835	7,842

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

Date: August 10, 2004	By:	/s/ Eli Gendler

Eli Gendler
Chief Financial Officer

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